

Why Choose Boaz?

 Boaz Bikes

Emil Nnani · 2nd
Founder of Boaz Bike
Dallas, Texas, United States · **Contact info**
500+ connections

 You both know Adrian Alfieri

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Experience



Ceo
Boaz Bikes · Full-time
May 2018 – Present · 3 yrs 1 mo
Everywhere

CEO
Errand Driver
Jan 2016 – Jan 2019 · 3 yrs 1 mo
Dallas/Fort Worth Area

The only subscription based Ride-Sharing, Errand-Service app on the market. From Rides to Shopping Help, Pet Help, Elderly Help, Cleaning, Labor jobs and more. With subscriptions starting off at $25 a month we are currently the most economical Ride share, Errand Service that operates on-demand. Download our app today. Errand Driver.

🖼 🔗 errandriver

CEO
Christ Lyke Clothing
May 2012 – May 2017 · 5 yrs 1 mo

Managed the fastest growing Christian retail clothing stores on the East Coast.

CEO
E-Fetti (Music Artist)
Jan 2009 – Jan 2015 · 6 yrs 1 mo

Managed & promoted my self as a musical artist. One of the biggest Christian artists out of NC with a fan base totaling over 250,000 supporters.

Skills & endorsements

Social Networking · 21
Alex Ryczek and 20 connections have given endorsements for this skill

Social Media · 16
 Endorsed by **Sarah Saldana, who is highly skilled at this**

Event Planning · 14
Alex Ryczek and 13 connections have given endorsements for this skill

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Accomplishments

1 **Project**
Dear Erica (new CD)   ⌄

1 **Publication**
Imagine "A World Your Feeble Mind Couldn't Even Imagine"   ⌄

Interests

 Zach Coelius    LinkedIn News



Managing Partner at Coelius Capital
140,127 followers





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Co-chair, Bill & Melinda Gates Foundation
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Founder and investor in early stage start-ups in m
155,918 followers



Jason Calacanis
Entrepreneur, Angel Investor, Author
632,573 followers

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